

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

Rolf A. Eugster
Chief Financial Officer
ecoTECH Energy Group Inc.
800 Fifth Avenue, Suite 4100
Seattle, WA 98104

      Re: EcoTech Energy Group Inc.
              Form 10-K
              Filed April 17, 2012
              File No. 333-138989

Dear Mr. Eugster:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Max A. Webb

                      Max A. Webb
                      Assistant Director